PROSPECTUS SUPPLEMENT NO. 1                    Filed pursuant to Rule 424(b)(3)
(TO PROSPECTUS DATED MAY 16, 2005)             Registration No. 333-115640


                              PROSPECTUS SUPPLEMENT

                            PRIME GROUP REALTY TRUST

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                 12,021,479 Common Shares of Beneficial Interest


This prospectus supplement supplements the prospectus dated May 16, 2005 relating to the offer and sale by the selling shareholders identified in the prospectus of up to 12,021,479 of our common shares. This prospectus supplement includes the information regarding our execution of a settlement agreement with Prime/Mansur Investment Partners, LLC and its affiliates.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated May 16, 2005. You should read this prospectus supplement in conjunction with the prospectus and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates and supercedes the information contained in the prospectus dated May 16, 2005, including any supplements or amendments thereto.

Our common shares are listed on the New York Stock Exchange under the symbol "PGE."

Investing in our common shares involves certain risks. See "Risk Factors" on pages 5 to 14 of the prospectus dated May 16, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                   THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JUNE 1, 2005.

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This prospectus supplement contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. In addition, we may from time to time make oral forward-looking statements. These statements may generally be identified by the use of such words as "expect," "anticipate," "believe," "intend," "plan," "will," or "shall,". These forward-looking statements are based on current expectations and entail various risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth below under "Risk Factors" on pages 5 to 14 of the prospectus dated May 16, 2005. We disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this prospectus supplement.

Recent Developments

Settlement of Prime/Mansur Litigation

On October 27, 2004, we entered into an agreement and plan of merger with Prime/Mansur Investment Partners, LLC and certain of its affiliates ("Prime/Mansur"). Prime/Mansur is a joint-venture formed and controlled by E. Barry Mansur and including Michael W. Reschke, our former chairman and a former member of our board of trustees. Under the Prime/Mansur merger agreement, Prime/Mansur agreed to acquire our outstanding common shares and the outstanding limited partnership units of our operating partnership, Prime Group Realty, L.P., for $6.70 per share/limited partnership unit in cash. Our board of trustees approved the transaction subject to Prime/Mansur obtaining a satisfactory financing commitment for the transaction. On November 10, 2004, we announced that the Prime/Mansur merger agreement terminated automatically in accordance with its terms because Prime/Mansur did not obtain a financing commitment that satisfied the requirements of the Prime/Mansur merger agreement. Earnest money of $0.5 million was forfeited under the terms of the Prime/Mansur merger agreement.

On December 8, 2004, we announced that we had filed an action in Maryland state court seeking a declaratory judgment that the Prime/Mansur merger agreement terminated automatically in accordance with its terms on November 9, 2004 because Prime/Mansur did not obtain a financing commitment that satisfied the requirements of the Prime/Mansur merger agreement. On January 3, 2005, Prime/Mansur and certain additional affiliates filed a lawsuit against us in Maryland state court alleging, among other things, that we wrongfully terminated and otherwise breached the merger agreement with Prime/Mansur. In its compliant, Prime/Mansur sought damages from the Maryland state court in excess of $50.0 million and other relief, including specific performance.

On February 17, 2005, we and affiliates of The Lightstone Group, LLC ("Lightstone"), entered into a definitive agreement and plan of merger which provided that Lightstone would acquire us and our operating partnership for $7.25 per common share/limited partnership unit in cash. Under the Lightstone merger agreement, we retained control over the prosecution, defense and settlement of the Prime/Mansur litigation, subject to the approval of Lightstone to any settlement, which could not be unreasonably withheld.

On May 19, 2005, with the consent of Lightstone, we finalized a settlement agreement with Prime/Mansur providing for a dismissal with prejudice and a full settlement and mutual release of all claims relating to the Prime/Mansur litigation. Pursuant to the terms of the settlement agreement, certain of our subsidiaries and Prime/Mansur entered into (i) a purchase agreement pursuant to which we agreed to sell our 208 South LaSalle Street property to Prime/Mansur for a purchase price of $44.0 million and certain agreed upon closing prorations, including the assumption of the existing debt of approximately $42.3 million on the property, and (ii) an option agreement pursuant to which we granted Prime/Mansur an option to purchase our 23.1% membership interest in the joint venture which owns certain property in Phoenix, Arizona for $4.0 million. Both the 208 South LaSalle Street purchase agreement and the joint venture interest option agreement provide that any closing must occur by December 15, 2005, and both agreements are subject to certain conditions, including, among other things, obtaining all necessary lender and partner consents. The settlement agreement further provides that we will pay Prime/Mansur $7.0 million in connection with the settlement.

Our agreement to sell the 208 South LaSalle Street property described above has resulted in a change in our expected holding period for the property and will result in us recognizing a non-cash impairment charge of approximately $15.0 million in connection with our second quarter 2005 financial results.

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In addition, in connection with our option to buy a parking garage at 300 North
LaSalle Street, Chicago, Illinois for 95% of fair market value from an affiliate of The Prime Group, Inc. (an affiliate of Prime/Mansur), the owner of the garage, we entered into a separate agreement with a potential third party buyer (unrelated to Prime/Mansur) of the property providing that, among other things, we will terminate our option upon the receipt of $2.6 million from the potential buyer payable upon and in the event the potential buyer elects to purchase the parking garage. As part of the settlement agreement, certain of the other parties to the settlement agreement acknowledged our entry into this agreement and agreed that any claims relating this agreement are released pursuant to the terms of the settlement agreement.

The settlement of the Prime/Mansur litigation had no effect on our existing merger agreement with Lightstone.

The above information was publicly disclosed in a press release dated May 20, 2005, and was reported on Form 8-K, filed with the SEC on May 20, 2005.